EXHIBIT 99.1

Osisko Development Secures US$450 Million Financing Facility to Develop the Cariboo Gold Project

HIGHLIGHTS

  US$450 million project loan facility secured from new strategic partner Appian Capital Advisory to fund the development and construction of the Cariboo Gold Project in B.C., Canada
    US$100 million initial draw enables the Company to accelerate project pre-construction activities and materially de-risk the Project
    US$350 million in subsequent draws available on a final investment decision subject to certain customary project milestones and conditions precedent
  Strong endorsement and cornerstone financing commitment from a leading investment fund, exclusively dedicated to long-term value in the mining space
  Initial draw to support an infill drilling campaign, certain detailed engineering, procurement, underground development, operational readiness planning, and other early works activities
  Enhances financial flexibility with the planned repayment of its outstanding US$25 million term loan with National Bank, as it advances toward fully funding the construction of Cariboo

MONTREAL, July 21, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that it has entered into a credit agreement with funds advised by Appian Capital Advisory Limited ("Appian") with respect to a senior secured project loan credit facility (the "Credit Facility") totaling US$450 million for the development and construction of its permitted, 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), located in central British Columbia ("B.C."), Canada.

The Credit Facility provides strategic capital and enhanced financial flexibility as the Company advances Cariboo through the next phase of pre-construction and early works milestones toward construction readiness. It is structured in two tranches aligned with the Project's planned development timeline. An initial draw of US$100 million (the "Initial Draw") was completed and will be used to: (i) undertake a 13,000-meter infill drill campaign to further de-risk Project mine planning assumptions; (ii) fund pre-construction and construction activities for the development of Cariboo; (iii) repay the Company's existing outstanding US$25 million term loan with National Bank of Canada, maturing in October 2025; and (iv) support the Project's general working capital requirements.

"We are delighted to welcome Appian as a new cornerstone investor, which is a significant endorsement of the Cariboo Gold Project and a major milestone in advancing it towards a construction decision," commented Sean Roosen, Chairman and CEO. "Having recently completed an updated feasibility study for the Project, the US$450 million facility represents a key financing commitment and allows us to maintain momentum towards a formal investment decision. The facility is structured to provide us with financial flexibility as we continue to push forward on pre-construction and construction activities and seek to fully fund the Project for construction. Appian is the leading investor in the mining space and has a successful track record of identifying and supporting the development of high-quality assets into production—we are encouraged by their confidence in our team and vision to develop the next major Canadian gold mine."

Michael W. Scherb, Founder and CEO of Appian, commented, "The Cariboo Gold Project perfectly aligns with Appian's disciplined, technically driven investment strategy. It is situated in a stable jurisdiction, boasts a robust existing minerals base with clear upside potential, and is being led by an experienced management team. The project also holds permits that will enable near-term progress to production. This transaction showcases the strength of Appian's dedicated credit and royalties offering, including the added value that our market-leading technical team can provide project owners. We look forward to working constructively with the Osisko team to help advance the project."

CREDIT FACILITY TERMS – US$450 MILLION

  Credit Limit: US$450 million senior secured credit facility, through the Company's wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville").
    Initial Draw: US$100 million drawn at closing (July 21, 2025).
    Subsequent Draws: US$350 million to be drawn in up to four subsequent tranches, will be available for a period of up to 36 months after the close of the Initial Draw subject to the satisfaction of certain project milestones and customary conditions (the "Subsequent Draws"), with each advance in the minimum amount of at least US$50 million.
  Term and Maturity: The Credit Facility matures on July 21, 2033 or 8.0 years from closing. If the Company does not elect to make any Subsequent Draws, the Credit Facility will mature on July 21, 2028 or 3.0 years from closing in respect of the Initial Draw.
  Interest Rate:
    Interest accrued on the Initial Draw will be payable quarterly in arrears equal to the 3-month Secured Overnight Financing Rate ("SOFR"), plus adjustment of 0.10% per annum, and plus a margin of 9.50% per annum (subject to a 2.00% SOFR floor).
      For the first 12 months following closing, the Company has the option to pay up to 100% of the accrued interest in cash or in kind ("PIK"). Any PIK amount will be added to the principal balance. Thereafter, and prior to any Subsequent Draws, up to 50% of the interest may be payable in kind at the Company's election.
    Any funds drawn in excess of the Initial Draw will cause the Credit Facility to step down to a 3-month SOFR, plus a margin of 0.10% per annum, and 7.50% per annum (subject to 2.00% SOFR floor). At such time and henceforth, all interest will be payable quarterly in arrears in cash.
  Use of Proceeds: The Credit Facility will be used to (i) repay outstanding debt under the existing National Bank of Canada credit facility, and (ii) fund pre-construction activities, development, construction, operation and working capital requirements of the Cariboo Gold Project and Barkerville.
  Prepayments: The credit agreement contains terms and conditions with respect to the Credit Facility customary for a transaction of this nature.
  Security: The obligations under the Credit Facility are guaranteed by the Company pursuant to a limited recourse guarantee and secured by a first-ranking security interest against all of the shares of Barkerville held by the Company. Additionally, the obligations are secured by a first-ranking security interest over all present and future assets and property of Barkerville.
  Fees: The Credit Facility bears customary upfront and standby fees for a facility of this nature.
  Warrants: In connection with the Credit Facility, Osisko Development will grant Appian 5,625,031 non-transferrable common share purchase warrants (the "Warrants"). Each Warrant entitles Appian to purchase one common share of the Company (each, a "Common Share") at an exercise price of CAD$4.43 per Common Share on or prior to July 21, 2028 (3.0 years from closing). The Company may, at its option, repurchase the Warrants from time to time at a price equal to their Black–Scholes valuation. The Warrants are subject to an applicable statutory hold period under Canadian securities laws.
  Representations, Warranties and Covenants: The credit agreement contains terms and conditions with respect to the Credit Facility customary for a transaction of this nature.

The summary of the key terms of the Credit Facility above is qualified in its entirety by the full text of the credit agreement dated July 21, 2025 among Barkerville, Appian, TSX Trust Company as collateral agent, and Appian ODV (Jersey) Ltd, as administrative agent, a copy of which will be available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Advisors

GenCap Mining Advisory is acting as project finance advisor to Osisko Development. Maxit Capital LP is acting as strategic advisor to the Company in connection with the Initial Draw. Bennett Jones LLP is acting as legal advisor to the Company. Torys LLP is acting as legal counsel to Appian.

About Appian Capital Advisory Limited

Appian Capital Advisory Limited is the investment advisor to long-term value-focused private capital funds that invest in companies in metals, mining, and adjacent industries. Appian is a leading investment advisor with global experience across South America, North America, Australia and Africa and a successful track record of supporting companies in metals, mining, and adjacent industries to achieve their development targets, with a global operating portfolio overseeing approximately 5,000 employees. Appian has a global team of 88 investment professionals, combining financial and technical expertise, with presences in London, Abu Dhabi, New York, Dubai, Belo Horizonte, São Paulo, Beijing, Hong Kong, Toronto, Lima and Perth. For more information, please visit www.appiancapitaladvisory.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to advancement and development of the Project, the use of proceeds of the funds drawn down from the Credit Facility, the impact of the Credit Facility on the Company and its financial position and allocation, the contemplated work plan and activities at the Project and the timing, scope and results thereof and associated costs thereto, the ability and timing of the Company to reach commercial production (if at all), the ability of the Company to develop the next major Canadian gold mine at Cariboo, and the ability and timing of the Company to fulfill the conditions for subsequent advances under the Credit Facility and therefore draw the balance of the Credit Facility, the ability of the Company to raise or arrange the remaining funding required to complete the construction of Cariboo, the timing and ability of the Company to make a final investment decision, the final capital cost and timeline to build Cariboo, the ability of the Company to service and repay principal related to the Credit Facility whether from the operation of Cariboo or other sources of funds, the exploration potential at Tintic and San Antonio, the Company's ability to develop long life, socially and environmentally responsible mining assets, the Company's ability to grow mineral resources at any of its projects. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks associated with fulfilling the conditions to a subsequent advance under the Credit Facility; the ability of the Company to comply with covenants under the Credit Facility; risks related to exploration and potential development, construction and operation of the Project; the accuracy of the estimated costs for the development activities at the Project and risks relating to cost overruns; the ability to seek additional funding (including project financing) for the Project; business and economic conditions in the mining industry generally; fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; and other risk factors facing the Company as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and SEC's EDGAR website (www.sec.gov) under the Company's issuer profile.

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.